UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC FILE NUMBER 000-54501
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one): [X]Form 10-K   [  ]Form 20-F   [  ]Form 11-K   [  ]Form 10-Q   [  ]Form N-SAR   [  ]Form N-CSR

For Period Ended:  December 31, 2014

__Transition Report on Form 10-K

__Transition Report on Form 20-F

__Transition Report on Form 11-K

__Transition Report on Form 10-Q

__Transition Report on Form N-SAR

For the Transition Period Ended:  ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Auxillium Energy, Inc.

___________________________________________________

Full Name of Registrant

N/A

___________________________________________________

Former Name if Applicable

575 Lexington Avenue, 4th Floor

___________________________________________________

Address of Principal Executive Office (Street and Number)

New York, NY 10022

___________________________________________________

City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AUXILLIUM ENERGY, INC. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2014 (the “Annual Report”) by the March 31, 2015 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report. As a result, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the period ended December 31, 2014 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Warmond Fang

(647)

456-4002

_________________

______________

___________________

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes X  No _

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _  No X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AUXILLIUM ENERGY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2015 By: /s/ Warmond Fang Warmond Fang President & CEO